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                                    Exhibit 4

                     [Letterhead of D. E. Shaw & Co., L.P.]


April 7, 2006

Mr. William Westerman
Chairman of the Board, CEO and President
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

Dear Bill:

D. E. Shaw Laminar Portfolios, L. L. C. and certain of its affiliates (collectively, "Laminar") hold 1,219,700 shares of Riviera Holdings Corporation (the "Company"), which we believe makes Laminar the Company's largest shareholder. As you know, Laminar is not a newcomer to the situation and we, in our capacity as Laminar's investment adviser, have long been happy with you and your team's prudent and capable management of the Company's properties. It is this record of careful stewardship on behalf of your shareholders which magnifies our disappointment in the Board's decision to enter into a merger at $17 per share.

It is indeed a fact that the $17 per share price on the Company represents a premium over where the Company's stock traded prior to mid-2005, but it is hard to see the relevance of this fact given the valuation of land on the Las Vegas Strip implied by recent market activity. Based on today's, as opposed to historical, markets, it is our opinion that the $17 per share price substantially undervalues the Company's assets - especially its land on the Las Vegas Strip.

If one values the Company's casino in Black Hawk, Colorado at $138.3 million (which represents 8 times trailing EBITDA of $17.3 million) and takes into account the $20.6 million of cash on the Company's balance sheet, the $426.5 million bid for the Company puts a price on the Company's 26 acres of land on the Las Vegas strip of $267.3 million, or $10.3 million per acre. As I'm sure you know, recent land transactions on the Strip have valued land significantly higher.

One need only look down the street to the land on which the Tropicana sits for an example. Ameristar's $42-per share bid for Aztar, Tropicana's parent, implies an enterprise value of $2.142 billion for Aztar. If one values Aztar's four non-Las Vegas casinos at 8 times trailing EBITDA of $184.5 million (including $10 million for corporate overhead which is 50% of last year's total), or $1.476 billion, the implied price on Aztar's 34 acres of land on the Las Vegas Strip is $666 million, or roughly $19.6 million per acre.
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Using the metrics above, a $19.6 million per acre price on Riviera's land would value the parcel at $509.3 million and imply a stock price north of $36 per share. We would be willing to concede that land on the south end of the Strip could trade at a premium to land at the north end, but a 90% premium seems, to put it mildly, a bit of a stretch.

We are fortunate, of course, that the Company is not merely a piece of land, but rather two casinos which have been managed exceptionally well over the years. Given the rapidly dwindling number of large developable parcels on the Strip and the continuing development at the north end of the Strip (Boyd's new Echelon development comes to mind), as long-term investors we are happy for the Company to hang on to its piece of land until an offer comes along which properly reflects its value. While we wait, we know that the Company's management team will continue to do their usual top-notch work.

Accordingly, we intend to vote Laminar's shares against the proposed deal at $17 per share. We would do the same with respect to any other transaction which we feel drastically undervalues the Company's assets.

Please don't hesitate to contact me if you would like to chat further.

Best regards,

/s/ Marc Sole

Marc Sole
Senior Vice President
D. E. Shaw & Co., L.P., as Investment Adviser of Laminar


Cc:   Jeffrey Silver, Esq.
      General Paul Harvey
      Mr. Vincent DiVito
      Mr. James Land, Jr.